ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	September 30, 2008	March 31, 2008

Current assets:
Cash and cash equivalents	¥150,729	147,348
Trade receivables, net	16,142	30,124
Inventories	22,607	26,823
Deferred tax assets	15,621	12,678
Other current assets	5,879	6,474

Total current assets	210,978	223,447

Investment securities	8,271	9,754
Property, plant and equipment, net of accumulated depreciation of 72,920 million yen and 70,318 million yen, as of September 30 and March 31, 2008, respectively	47,973	50,765
Deferred tax assets	6,582	6,488
Intangible assets, net of accumulated amortization of 3,450 million yen and 3,203 million yen, as of September 30 and March 31, 2008, respectively	3,530	3,476
Other assets	4,779	4,754
Total assets	¥282,113	298,684

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2008 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	September 30, 2008	March 31, 2008

Current liabilities:
Trade accounts payable	7,377	11,765
Income taxes payable	0	585
Other accounts payable	806	2,458
Accrued expenses	9,026	10,940
Accrued warranty expenses	2,723	3,143
Other current liabilities	2,321	2,804

Total current liabilities	22,253	31,695

Accrued pension and severance cost	10,404	10,711
Other liabilities	1,576	2,094

Total liabilities	34,233	44,500

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,158	40,072
Retained earnings	271,277	278,689
Accumulated other comprehensive income (loss)	(6,590)	(7,615)
Treasury stock, 20,842,165 shares and 20,840,721 shares as of September 30 and March 31, 2008, respectively	(89,328)	(89,325)

Total stockholders’ equity	247,880	254,184

Total liabilities and stockholders’ equity	¥282,113	298,684

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2008 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statement of Operations (Unaudited)

Yen (Millions)
Six months ended
September 30, 2008

Net sales	¥52,520
Cost of sales	25,637

Gross profit	26,883

Research and development expenses	13,572
Selling, general and administrative expenses	17,226

Operating income (loss)	(3,915)

Other income (expense):
Interest and dividends income	1,253
Interest expense	(6)
Other, net	(2,217)

Total other income (expense)	(970)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(4,885)

Income taxes	(2,013)

Equity in earnings (loss) of affiliated company	(71)

Net income (loss)	¥(2,943)

Yen
Six months ended
September 30, 2008

Net income (loss) per share:
Basic	¥(16.47)
Diluted	(16.47)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2008 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statement of Operations (Unaudited)

Yen (Millions)
Three months ended
September 30, 2008

Net sales	¥26,062
Cost of sales	12,927

Gross profit	13,135

Research and development expenses	6,840
Selling, general and administrative expenses	8,384

Operating income (loss)	(2,089)

Other income (expense):
Interest and dividends income	566
Interest expense	(3)
Other, net	(3,060)

Total other income (expense)	(2,497)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(4,586)
Income taxes	(1,835)

Equity in earnings (loss) of affiliated company	(40)

Net income (loss)	¥(2,791)

Yen
Three months ended
September 30, 2008

Net income (loss) per share:
Basic	¥(15.62)
Diluted	(15.62)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2008 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statement of Cash Flows (Unaudited)

Yen (Millions)
Six months ended
September 30, 2008

Cash flows from operating activities:
Net income (loss)	¥(2,943)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,655
Deferred income taxes	(3,180)
Stock option compensation expense	86
Changes in assets and liabilities:
Trade receivables	14,359
Inventories	4,996
Trade accounts payable	(4,524)
Income taxes payable	(389)
Accrued expenses	(2,063)
Accrued warranty expenses	(704)
Accrued pension and severance cost	(255)
Other	4,852

Net cash provided by operating activities	14,890

Cash flows from investing activities:
(Increase) decrease in short-term investments	(3,000)
Proceeds from sale of non-marketable investment securities	34
Proceeds from sale of property, plant and equipment	390
Purchases of intangible assets	(390)
Purchases of property, plant and equipment	(3,744)
Other	(432)

Net cash used in investing activities	(7,142)

Cash flows from financing activities:
Dividends paid	(4,459)
Other	(4)

Net cash used in financing activities	(4,463)

Net effect of exchange rate changes on cash and cash equivalents	96

Net change in cash and cash equivalents	3,381

Cash and cash equivalents at beginning of period	147,348

Cash and cash equivalents at end of period	¥150,729

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2008 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepares the consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and method of preparation required in the United States of America in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins (“ARB”), Accounting Principles Board (“APB”) statements, Statements of Financial Accounting Standards (“SFAS”) and other relevant sources (collectively “U.S. GAAP”).
Advantest prepared the interim consolidated financial statements that accompany these notes in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2008 except for changes discussed in Note (2)-(b).
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim period presented.  This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2008.

(b) Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002. Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of the significant differences from the preparation of financial statements using the accounting principles, procedure and method of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
In accordance with SFAS No. 43, “Accounting for Compensated Absences”, an allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Accrued pension and severance cost
In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligation) of pension plans is recognized in the consolidated balance sheets.

(iii) Goodwill
In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized, but instead is tested for impairment at least annually.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Change and Accounting Standards Not Yet Adopted

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. SFAS 157 does not expand the use of fair value to any new circumstances, but does require additional disclosure in both annual and quarterly reports. Advantest adopted SFAS 157 and its related amendments for financial assets and liabilities on April 1, 2008. The adoption of SFAS 157 did not have a significant impact on Advantest’s consolidated results of operations and financial condition. SFAS 157 will be effective for non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008. Advantest is currently evaluating the effect that the adoption of SFAS157 for non-financial assets and liabilities will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 provides companies with an option to measure selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. Advantest adopted SFAS 159 on April 1, 2008 and did not elect the fair value option for any financial instruments.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Advantest in the first quarter beginning April 1, 2009. Advantest is currently evaluating the effect that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Advantest in the first quarter beginning April 1, 2009. Advantest is currently evaluating the effect that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

(3) Inventories

Inventories at September 30, 2008 and March 31, 2008 are composed of the following:

	Yen (Millions)
	September 30, 2008	March 31, 2008

Finished goods	¥5,506	8,258
Work in process	12,594	13,998
Raw materials and supplies	4,507	4,567
	¥22,607	26,823

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(4) Fair Value Measurement

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

As of September 30, 2008, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level is as follows:

		Yen (Millions)
		Fair Value Measurements at September 30, 2008
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	5,094	5,094	-	-
Total assets measured at fair value	5,094	5,094	-	-
Financial Liabilities
Foreign exchange forward contract	12	-	12	-
Total liabilities measured at fair value	12	-	12	-

The table does not include assets and liabilities which are measured at historical cost or any basis other than fair value. Advantest’s financial assets and liabilities measured at fair value consist of available-for-sale equity securities and foreign exchange forward contracts. Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income except where losses are considered to be other than temporary, in which case the losses are recorded in other income (expense). Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(5) Income Taxes
As of September 30, 2008, the estimated annual effective tax rate for the year ending March 31, 2009 is approximately 41.2 percent and differs from the 40.4 percent statutory income tax rate. The differences are primarily due to the effects of foreign tax rates, tax credits and undistributed earnings of foreign subsidiaries.

(6) Comprehensive Income (Loss)

The components of comprehensive income (loss) , net of tax, are as follows:

Yen (Millions)
Six months ended September 30, 2008

Net income (loss)	¥(2,943)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	790
Net unrealized gains (losses) on investment securities, net of tax
Net unrealized gains (losses) arising during the period	(846)
Less reclassification adjustments for net gains (losses) realized in earnings	(1,059)
Net unrealized gains (losses)	213
Pension related adjustment, net of tax	22
Total comprehensive income (loss)	¥(1,918)

Yen (Millions)
Three months ended September 30, 2008

Net income (loss)	¥(2,791)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,611)
Net unrealized gains (losses) on investment securities, net of tax
Net unrealized gains (losses) arising during the period	(1,376)
Less reclassification adjustments for net gains (losses) realized in earnings	(1,043)
Net unrealized gains (losses)	(333)
Pension related adjustment, net of tax	11
Total comprehensive income (loss)	¥(4,724)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(7)  Stock-Based Compensation

In July 2008, stock options were issued to directors, executive officers, corporate auditors and certain employees of the Company and its subsidiaries under a stock option plan approved by the Board of Directors.  The number of granted shares totaled 704,000.  Options were granted with an exercise price of ¥2,653 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant.  The options have an exercise period of 4 years and are exercisable from April 1, 2009.

Stock based compensation expense recognized was ¥86 million, which was included in selling, general and administrative expenses for the six months and the three months ended September 30, 2008. The recognized tax benefit was ¥23 million for the six months and the three months ended September 30, 2008.

The weighted average fair value per share for stock option that was granted during the six months ended September 30, 2008 was ¥369.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(8)  Accrued Pension and Severance Cost

The components of net periodic benefit cost recognized are as follows:

Yen (Millions) Six months ended
September 30, 2008

Service cost	¥753
Interest cost	350
Expected return on plan assets	(172)
Amortization of unrecognized:
Net actuarial (gain) or loss	142
Prior service (benefit) cost	(105)
Net periodic benefit cost	968

Yen (Millions) Three months ended
September 30, 2008

Service cost	¥348
Interest cost	175
Expected return on plan assets	(86)
Amortization of unrecognized:
Net actuarial (gain) or loss	71
Prior service (benefit) cost	(53)
Net periodic benefit cost	455

(9)  Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors held on April 25, 2008, Advantest paid cash dividends totaling ¥4,468 million, ¥25 per share of common stock on June 3, 2008 to stockholders of record on March 31, 2008.
Based on the resolution for the payment of interim dividends at the Board of Directors held on October 30, 2008, Advantest will pay cash dividends totaling ¥4,468 million, ¥25 per share of common stock on December 1, 2008 to stockholders of record on September 30, 2008.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(10) Accrued Warranty Expenses

Advantest issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period. Changes in accrued warranty expenses for the six months ended September 30, 2008 was summarized as follows:

Yen (Millions) Six months ended September 30, 2008

Balance at beginning of period	3,143
Addition	2,667
Utilization	(3,069)
Translation adjustments	(18)
Balance at end of period	2,723

(11) Other income (expenses)

Other income (expenses) include impairment losses on investment securities of ¥1,776 million and ¥1,750 million, and exchange losses of ¥617 million and ¥1,451 million for the six months and the three months ended September 30, 2008, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(12) Operating Segment and Geographic Information

(Operating Segment Information)

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. In accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, Advantest has three operating and reportable segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others. These operating segments are determined based on the nature of the products and the markets.

Operating segment information for the three months and the six months ended September 30, 2008 are as follows:

	Yen (Millions)
	Three months ended September 30, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	18,411	3,774	3,877	－	26,062
Inter-segment sales	266	2,068	－	(2,334)	－
Net sales	18,677	5,842	3,877	(2,334)	26,062
Operating income (loss) before stock option compensation expense	707	(279)	551	(2,982)	(2,003)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					(2,089)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Six months ended September 30, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	35,294	8,986	8,240	－	52,520
Inter-segment sales	350	2,077	－	(2,427)	－
Net sales	35,644	11,063	8,240	(2,427)	52,520
Operating income (loss) before stock option compensation expense	1,388	(1,705)	988	(4,500)	(3,829)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					(3,915)

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management's analysis of business segment results.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(Consolidated Net Sales by Geographical Areas)

Net sales to unaffiliated customers for the three months and the six months ended September 30, 2008 are as follows:

Yen (Millions)
Three months ended September 30, 2008

Japan	7,472
Americas	5,208
Europe	474
Asia	12,908
Total	26,062

Yen (Millions)
Six months ended September 30, 2008

Japan	13,961
Americas	8,043
Europe	894
Asia	29,622
Total	52,520

(Notes)	1. Net sales to unaffiliated customers are based on the customer’s location.
2. Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A., etc.
(2) Europe	Israel, Germany, Ireland and Portugal, etc.
(3) Asia	Taiwan, South Korea and China, etc.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Supplemental Segment Information

(Geographic Segment Information / Based on Location of Advantest and its Affiliates)

The following table sets forth the net sales and operating income (loss) for the three months and the six months ended September 30, 2008, classified by location of office from which product was shipped.  This information is provided as supplemental information in addition to the requirements of SFAS No. 131 in consideration of the disclosure requirements under the Financial Instruments and Exchange Law of Japan.

	Yen (Millions) Three months ended September 30, 2008
	Japan	Americas	Europe	Asia	Total	Elimination and Corporate	Consolidated
Net sales
(1) Net sales to unaffiliated customers	13,747	7,613	622	4,080	26,062	－	26,062
(2) Inter-segment	8,239	897	296	1,236	10,668	(10,668)	－
Total	21,986	8,510	918	5,316	36,730	(10,668)	26,062
Operating income (loss)	(1,165)	1,284	(150)	726	695	(2,784)	(2,089)

	Yen (Millions) Six months ended September 30, 2008
	Japan	Americas	Europe	Asia	Total	Elimination and Corporate	Consolidated
Net sales
(1) Net sales to unaffiliated customers	29,243	12,636	1,506	9,135	52,520	－	52,520
(2) Inter-segment	15,249	1,638	517	2,805	20,209	(20,209)	－
Total	44,492	14,274	2,023	11,940	72,729	(20,209)	52,520
Operating income (loss)	(3,937)	1,935	(259)	2,815	554	(4,469)	(3,915)

(Notes)	1. Geographical segments are organized by physical proximity of countries or regions.
2. Each of the geographical segments includes primarily the following countries or regions:
(1) Americas	U.S.A., etc.
(2) Europe	Germany, etc.
(3) Asia	South Korea, Taiwan, Singapore, etc.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(13) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the six months and the three months ended September 30, 2008:

Yen (Millions) except per share data
Six months ended
September 30, 2008
Numerator:
Net income (loss)	(2,943)
Denominator:
Basic weighted average shares of common stock outstanding	178,725,524
Dilutive effect of exercise of stock options	－
Diluted weighted average shares of common stock outstanding	178,725,524
Basic net income (loss) per share	(16.47)
Diluted net income (loss) per share	(16.47)

Yen (Millions) except per share data
Three months ended
September 30, 2008
Numerator:
Net income (loss)	(2,791)
Denominator:
Basic weighted average shares of common stock outstanding	178,725,156
Dilutive effect of exercise of stock options	－
Diluted weighted average shares of common stock outstanding	178,725,156
Basic net income (loss) per share	(15.62)
Diluted net income (loss) per share	(15.62)

At September 30, 2008, Advantest had outstanding stock options exercisable into 5,025,980 shares of common stock, which were anti-dilutive and excluded from the calculation of diluted net income (loss) per share but could potentially dilute net income (loss) per share in future periods.